Exhibit 99.1

Advantage Announces First Quarter 2015 Results

Glacier Results Sets the Stage for 36% Production Growth to 183 mmcfe/d in July 2015

(TSX: AAV, NYSE: AAV)

CALGARY, May 7, 2015 /CNW/ - During the first quarter of 2015, Advantage achieved an 8% production per share growth and a 13% reduction in total cash costs, reinforcing the Corporation's focus on sustained production growth supported by an industry leading low cost structure.  Ongoing Glacier well production outperformance, a strong balance sheet and an attractive hedging program provides additional visibility to grow production 36% to 183 mmcfe/d in July 2015.   Beyond July 2015, Advantage's Glacier Montney development plan is targeted to increase production to 205 mmcfe/d (34,160 boe/d) in April 2016 and to 245 mmcfe/d (40,830 boe/d) in April 2017.

Funds from operations were $29.9 million or $0.18 per share.  An 8% growth in production and hedging gains of $7.4 million during the first quarter of 2015 helped to partly offset a significant decrease in Canadian natural gas prices compared to the first quarter of 2014.   Advantage's operating netback for the first quarter of 2015 was $2.84/mcfe ($17.01 /boe) which represents 86% % of our net sales price, including realized hedging.

Production increased 8% to 134.0 mmcfe/d (22,326 boe/d) compared to the same period of 2014 due to continued success at our Glacier Montney property.

Industry leading total cash costs decreased 13% to $0.84/mcfe as compared to the same period of 2014. Total cash costs include operating expense ($0.35/mcfe), royalties ($0.13/mcfe), general and administrative expense ($0.17/mcfe), and finance expense ($0.19/mcfe).

Advantage's Credit Facility increased to $450 million from $400 million based on the growth in year end 2014 reserves and the successful execution of our development plan to date.  As of March 31, 2015, Advantage has an available bank line of $189 million (58% drawn on $450 million including the settlement of $86 million of convertible debentures in January 2015) which supports the Corporation's financial flexibility in the ongoing execution of its Montney development plan.

Advantage's Montney land holdings increased by 3,200 net acres (5 net sections) during the first quarter of 2015 through Crown land sales.  This new acreage was added within and adjacent to our existing Glacier, Valhalla and Wembley land blocks.   Advantage's total Montney acreage is currently 85,120 net acres or 133 net sections.

Natural gas hedges averaging 62% of forecast production at Aeco Cdn $3.73/mcf from April to September 2015 provides downside summer gas price protection.  Advantage has natural gas price hedge positions in place through to March 2017 averaging 50% of forecast production at an average Aeco Cdn price of $3.71/mcf.

	Three months ended
Financial and Operating Highlights (1)	March 31
	2015	2014

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$39,991	$55,239
Funds from operations	$29,929	$45,449
per share(2)	$0.18	$0.27
Total capital expenditures	$78,708	$49,287
Working capital deficit(3)	$40,552	$17,082
Bank indebtedness	$261,241	$84,654
Convertible debentures (face value)	$-	$86,250
Basic weighted average shares (000)	170,301	168,700
Operating
Daily Production
Natural gas (mcf/d)	133,281	122,481
Liquids (bbls/d)	112	164
Total mcfe/d(4)	133,953	123,465
Total boe/d(4)	22,326	20,578
Average prices (including hedging)
Natural gas ($/mcf)	$3.30	$4.89
Liquids ($/bbl)	$41.86	$94.10
Cash netbacks ($/mcfe)(4)
Natural gas and liquids sales	$2.71	$5.29
Realized gains (losses) on derivatives	0.61	(0.32)
Royalties	(0.13)	(0.24)
Operating expense	(0.35)	(0.28)
Operating netback	2.84	4.45
General and administrative	(0.17)	(0.20)
Finance expense	(0.19)	(0.25)
Other income	-	0.09
Cash netbacks	$2.48	$4.09

(1)	Financial and operating highlights for continuing operations of Advantage.
(2)	Based on basic weighted average shares outstanding.
(3)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(4)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

Capital Expenditures

Advantage invested $78.7 million including $1.1 million for land acquisitions for the three months ended March 31, 2015.  Approximately 50% of the expenditures were directed to the expansion of our 100% owned Glacier gas plant and expansion of our gas gathering and sales pipeline infrastructure.  The balance of the quarter expenditures were directed to completing our most recent drilling program including the drilling of 10 Montney wells and the completion of 6 wells. During the second quarter of 2015, capital expenditures will be directed primarily to completion of our Glacier gas plant expansion

Operational

Production performance at Glacier continues to outperform with lower decline rates than our development plan expectations.  We currently forecast that none of the wells from our 2014 drilling program will be required to be brought on production to offset declines until we increase production to 183 mmcfe/d after completion of our Glacier gas plant expansion.  Additionally, we have one Lower Montney well remaining from our 2013 drilling program (initial production capability 18 mmcf/d) that has not yet been brought on production to date.

Delivery of major equipment items required for our Glacier gas plant expansion has commenced with on-site construction underway. On completion of the expansion, the Glacier plant processing capacity will be increased to 250 mmcf/d including 70 mmcf/d of spare capacity to meet future production growth in 2016 and 2017. The plant expansion will include installation of natural gas liquids extraction and condensate stabilization equipment which has been designed to process varying amounts of dry and liquids rich gas production to optimize netbacks.

Through July and August 2015, our expanded plant's inlet compression capacity will initially be tested with dry gas followed by the start-up of two 125 mmcf/d shallow cut liquid extraction process trains.  The volume of liquids will be increased utilizing our Middle Montney wells to commission the liquid extraction process trains. We estimate that only six of the 33 Montney wells from our 2014 drilling program will initially be required to increase production to our target of 183 mmcfe/d.

Advantage has secured TCPL firm sales transportation contracts averaging 97% of current and future production targets.  This has allowed us to maintain production during recent TCPL maintenance activities which restricted transportation service to producers utilizing interruptible transportation.  We anticipate these periodic capacity restrictions will continue through the summer and fall of 2015.

Outlook

Our Glacier Montney development plan targets production growth to 183 mmcfe/d in July 2015, 205 mmcfe/d in April 2016 and 245 mmcfe/d in April 2017.  The average annual production growth from 2015 through 2017 is 22% per year.

Advantage is on track to increase current production 36% from 135 mmcfe/d to 183 mmcfe/d in July 2015. We anticipate production to average approximately 130 mmcfe/d to 135 mmcfe/d during the first half of 2015. During the second quarter of 2015, we expect production to be impacted by short duration outages required during construction and commissioning activities as we complete our Glacier gas plant expansion project.

Advantage's current natural gas hedging positions reduces the volatility in future cash flows and are summarized as follows:

Period	Average Production Hedged	Forecast Production Hedged (net of royalties)	Average Price AECO ($Cdn)
Q2 2015 to Q4 2015	88.5 mmcf/d	56%	$3.76/mcf
Q1 2016 to Q4 2016	84.1 mmcf/d	46%	$3.69/mcf
Q1 2017	80.6 mmcf/d	42%	$3.65/mcf

These hedge positions exceed our current development plan price outlook of Canadian AECO $2.50/GJ to $3.30/GJ for 2015 to 2017.

Our operating and financial results continues to reinforce the significant long term value opportunity that is available through continued development of our world class Glacier Montney asset. We are focused on maintaining a strong balance sheet, improving capital efficiencies, and delivering sustainable production growth.

Interim Consolidated Financial Statements and MD&A

Advantage's unaudited interim consolidated financial statements for the three months ended March 31, 2015 together with the notes thereto, and Management's Discussion and Analysis for the three months ended March 31, 2015 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed on SEDAR and with the SEC. Upon request, Advantage will provide a hard copy of any financial reports free of charge.

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's ability to grow its Glacier Montney resource play and preserve a strong balance sheet; Advantage's anticipated production growth, including the targeted amount and timing of achievement thereof; expected average production levels during the first half of 2015; anticipated impact on production levels of construction and commissioning activities due to our Glacier gas plant expansion; expected average production in 2015, 2016 and 2017 resulting from Advantage's Glacier development plan, including the targeted amounts and timing of achievement thereof; Advantage's focus on maintaining a strong balance sheet and improving capital efficiencies as it executes on its Montney development plan; and Advantage's belief that its Glacier Montney area provides the opportunity for significant long term value. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this press release in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and debt to cash flow ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below:

boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day

SOURCE Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005, ORInvestor Relations, Toll free: 1-866-393-0393; Advantage Oil & Gas Ltd., 300, 440 - 2nd Avenue SW, Calgary, Alberta T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 17:55e 07-MAY-15